For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy Kay
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / ekay@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Announces Management Changes
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Aviram Shemer Named Chief Financial Officer

Hod Hasharon, Israel - April 17, 2006 - PowerDsine Ltd. (Nasdaq: PDSN), a pioneer in Power over Ethernet (PoE) solutions, announced today that Mr. Aviram Shemer has been appointed the Company’s Chief Financial Officer. Mr. Shemer replaces Geri Katz, who is leaving PowerDsine after more than 7 years, to become Chief Executive Officer of Main.net Communications Ltd., a privately held leader in power line communications (PLC) access network technology.

Mr. Shemer joins PowerDsine from Alvarion, Ltd. (Nasdaq: ALVR), a provider of wireless broadband solutions and specialized mobile networks where he served as the Company’s Vice President of Finance. Prior to Alvarion, Mr. Shemer served for six years in various positions, most recently Vice President of Finance, at Aladdin Knowledge Systems (Nasdaq: ALDN), developer of Software Digital Rights Management (SW DRM) and USB-based authentication solutions, and an innovator in enterprise secure content management. Mr. Shemer holds a B.A. in Accounting and Economics and an MBA with a specialization in Finance and Accounting from Tel Aviv University.

Igal Rotem, Chief Executive Officer of PowerDsine commented, "First, on behalf of everyone at PowerDsine, I would like to thank Geri for more than 7 years of dedication and service to the Company. As an integral part of the PowerDsine management team, Geri played an important role in the success of PowerDsine. While we are sorry to see Geri depart from PowerDsine, we understand his decision to step up as the CEO of Main.net. I would like to wish Geri all the best in his new position, and I have the utmost confidence that he will be successful in this new endeavor.”

Commenting on the appointment of Mr. Shemer as the new CFO, Mr. Rotem said, “I would like to welcome Aviram to the PowerDsine team. He has a great deal of experience with publicly traded companies as well as a strong background in telecommunications and technology, which we believe can enhance our already strong executive team. In addition to his expertise in reporting and compliance matters, Aviram will play an important role in PowerDsine’s ongoing communication with the investor and analyst communities.”

About PowerDsine
PowerDsine (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding member of the IEEE 802.3af Task Force. For more information, please visit http://www.powerdsine.com

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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PowerDsine is a registered trademark of PowerDsine Ltd. All other trade names are the property of their respective owners.
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